SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DOCUMENT SCIENCES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, $0.001 par value

(Title of Class of Securities)

25614R105

(CUSIP Number of Class of Securities)

John L. McGannon

President and Chief Executive Officer

5958 Priestly Drive

Carlsbad, California 92008

(Name and address of agent for service)

(760) 602-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

John M. Williams

Gibson, Dunn & Crutcher LLP

4 Park Plaza, Suite 1400

Irvine, California 92614

(949) 451-3800

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Editorial Contact:	Investor Contact
Document Sciences Corporation	Document Sciences Corporation
Todd Schmidt 760-602-1400	Leslie Weller 760-602-1400
tschmidt@docscience.com	lweller@docscience.com

Document Sciences Corporation Announces Plans to Commence

Modified Dutch Auction Tender Offer

to Purchase up to 850,000 Shares of Common Stock

CARLSBAD, CA (May 15, 2007) — Document Sciences Corporation (NASDAQ: DOCX) today announced plans to commence on Thursday, May 17, 2007 a modified “Dutch auction” tender offer to purchase up to 850,000 shares of its common stock at a price per share not greater than $6.50 nor less than $6.00, with a maximum aggregate purchase price of $5,525,000. The tender offer is currently scheduled to expire at 5:00 p.m. New York City time on Friday, June 15, 2007, unless it is extended.

A modified “Dutch auction” tender offer allows stockholders to indicate how many shares and at what price(s) within the specified share price range they wish to tender their shares. After the expiration of the tender offer, Document Sciences will examine the prices chosen by stockholders and then select the lowest price per share within the specified price range that will allow it to purchase 850,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered. The tender offer is not conditioned on any minimum number of shares being tendered but is subject to certain other conditions that will be described in the offer to purchase, letter of transmittal and related documents.

The information agent for the tender offer is D.F. King & Co., Inc., and the depositary is U.S. Stock Transfer Corporation. When the tender offer commences, the offer to purchase, letter of transmittal and related documents will be mailed to Document Sciences’ stockholders.

None of Document Sciences’ board of directors, management, the information agent or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the tender offer. Stockholders must decide for themselves as to how many shares to tender, if any, and the price(s) within the stated range at which they wish to tender their shares. Stockholders should consult with their tax and financial advisors before making these decisions.

Tender Offer Statement

The tender offer described in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any shares of the common stock of Document Sciences. The full details of the tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and related documents, which are expected to be mailed to stockholders shortly. Stockholders should carefully read the offer to purchase, the letter of transmittal and related documents when they are available because they will contain important information. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and related documents when they are filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. In addition, stockholders may also obtain a copy of these documents, free of charge, from D.F. King & Co., Inc., the information agent for the tender offer. Stockholders who have questions or would like additional copies of the tender offer documents may call D.F. King & Co., Inc. at (800) 487-4870. Banks and brokerage firms may call (212) 269-5550.

About Document Sciences

Document Sciences is a market-leading global solutions provider for customer communications management. Our award-winning xPression software suite enables organizations to automate the creation and delivery of well-designed, highly personalized communications — from customized marketing collaterals, contracts and policies to high-volume relationship statements and correspondence. More than 500 content-driven organizations worldwide, including over 60 FORTUNE Global 500 companies, use Document Sciences’ solutions to reduce development costs by up to 90%, improve time-to-revenue by as much as 75%, and enhance the overall customer experience with highly effective 1:1 communications. Based in Carlsbad, California, with award-winning offshore services operations in Beijing, China and offices across the U.S. and in London, Document Sciences also markets its products in Europe, Australia, Canada, New Zealand, Latin America and Asia. For more information about Document Sciences Corporation, call 888.4.DOC.SCI or visit http://www.docscience.com.

Forward-Looking Statements

This press release may contain “forward-looking” statements about the anticipated launch of the tender offer discussed above, possible or assumed future results of our financial condition, operations, plans, objectives and performance. You can identify these statements by the fact that they use words such as “believe,” “expect,” “anticipate,” “estimate,” “project,” “intend,” “plan” or similar expressions. Many possible events or factors could affect our future financial results and performance. This could cause our results or performance to differ materially from those expressed in these forward-looking statements. Some of these events or factors include the following: (i) national, international, regional and local economic, competitive and regulatory conditions and developments; (ii) the market for dynamic content publishing software; (iii) market acceptance of enhancements to our existing products and introduction of new products; (iv) continued profitability of our professional services; (v) maintaining our relationships with Xerox Corporation and our other distribution partners; (vi) the results of the “Dutch auction” tender offer and/or other risks detailed from time-to-time in our SEC reports, including the report on Form 10-K for the fiscal year ended December 31, 2006. We do not undertake, and specifically disclaim, any obligation to update forward-looking statements, except as required by law.